Filed Pursuant to Rule 433
Registration No. 333-202354

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES CC

$1,000,000,000

40,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of

America Corporation 6.200% Non-Cumulative Preferred Stock, Series CC

FINAL TERM SHEET

Dated January 21, 2016

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 6.200% Non-Cumulative Preferred Stock, Series CC

Expected Ratings:	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Size:	$1,000,000,000 ($25 per Depositary Share)

Over-allotment Option:	The underwriters also may purchase up to an additional 4,000,000 Depositary Shares ($25 per Depositary Share) within 30 days of the date of the final prospectus supplement in order to cover over-allotments, if any.

Public Offering Price:	$25 per Depositary Share

Maturity:	Perpetual

Trade Date:	January 21, 2016

Settlement Date:	January 29, 2016 (T+6)

Dividend Rate (Non-Cumulative):	6.200%

Dividend Payment Dates:	Beginning April 29, 2016, each January 29, April 29, July 29, and October 29 subject to following business day convention (unadjusted)

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after January 29, 2021 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the prospectus supplement dated January 21, 2016 (the “Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrC”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Conflict of Interest:

Merrill Lynch, Pierce, Fenner & Smith Incorporated is our affiliate. As such, Merrill Lynch, Pierce, Fenner & Smith Incorporated has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. FINRA Rule 5121 requires that a “qualified independent underwriter” participate in the preparation of the Prospectus Supplement and exercise the usual standards of due diligence with respect thereto.

Goldman, Sachs & Co., the qualified independent underwriter, or QIU, will not receive any additional fees for serving as a QIU in connection with this offering. The Issuer will indemnify the QIU against liabilities incurred in connection with acting as such, including liabilities under the Securities Act.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. As a result, to the extent required under applicable regulations, before entering into any contract with, or for, a customer for the purchase or sale of such security, Merrill Lynch, Pierce, Fenner & Smith Incorporated will disclose to such customer the existence of such control, and if such disclosure is not made in writing, it will be supplemented by the giving or sending of written disclosure at or before the completion of the transaction.

Joint Lead Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Junior Co- Managers:	CastleOak Securities, L.P. Lebenthal & Co., LLC Mischler Financial Group, Inc. Multi-Bank Securities, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	060505286 / US0605052861

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.